UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Group places 7.875% Tier 2 Buffer Capital Notes
Zurich, February 17, 2011 Credit Suisse Group today placed a ‘Regulation S-only’ issue of USD 2 billion 7.875% Tier 2 Buffer Capital Notes due 2041 (Tier 2 BCNs). The Tier 2 BCNs will be issued by Credit Suisse Group (Guernsey) I Limited, and guaranteed on a subordinated basis by Credit Suisse Group.

The Tier 2 BCNs are high-trigger contingent capital, expected to count towards the capital buffer that will be required of large Swiss banks under proposed Swiss capital adequacy regulations. Credit Suisse Group worked closely with its primary regulator, FINMA, and the Swiss National Bank to agree the terms of the BCNs. Together with the forward private placement of Tier 1 BCNs to Qatar Holding LLC and The Olayan Group that was announced on February 14, 2011, this Tier 2 BCN offering means that Credit Suisse Group has already secured more than 70% of its maximum potential issuance of high-trigger contingent capital suggested under the proposed Swiss regulations.

The Tier 2 BCNs were offered on a ‘Regulation S-only’ basis outside the US and other restricted jurisdictions in a minimum denomination of USD 100,000. The USD 2 billion Tier 2 BCNs will initially carry a coupon rate of 7.875% per annum. Further key terms are summarized below.

Commenting on the issue of Tier 2 BCNs, Brady W. Dougan, Chief Executive Officer of Credit Suisse Group, said: “We are pleased to have successfully completed this next step in our capital plan to transition to the new Swiss regulatory standards well ahead of time. We have, for some time now, supported the advent of contingent capital in Switzerland and we are pleased to contribute in this practical way to international debate on its role and feasibility.”

Key terms
The Tier 2 BCNs are subordinated notes with a 30-year maturity and may be redeemed by the issuer at any time from August 2016. The initial coupon is reset every five years from August 2016. Interest payments will not be discretionary or deferrable. The BCNs will be converted into Credit Suisse Group ordinary shares if the Group’s reported consolidated risk-based capital ratio, at the end of any calendar quarter, is below 7%. The BCNs will also be converted if FINMA determines that Credit Suisse Group requires public sector support to prevent it from becoming insolvent, bankrupt or unable to pay a material amount of its debts, or other similar circumstances. If converted, the BCNs will convert into Credit Suisse Group ordinary shares at their prevailing market price over a 30-day period preceding the notice of conversion, subject to a minimum price of USD 20. The Tier 2 BCNs are expected to carry a rating of ‘BBB+’ from Fitch Ratings and to be listed on the Euro-MTF exchange.

Media Release
February 17, 2011 Page 2/2

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

This press release does not constitute an offer of, or an invitation to make an offer for or purchase, any securities of Credit Suisse in the United States or to any person in any other jurisdiction where such offer or invitation would be unlawful. No securities may be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Credit Suisse does not intend to register any portion of the planned offer in the United States or to conduct a public offering of securities in the United States or in any other jurisdiction where such offer would be unlawful. The securities described are being offered and sold only outside the United States pursuant to Regulation S under the Securities Act.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2011 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Report 4Q10.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: February 18, 2011
/s/ Charles Naylor
Chief Communications Officer
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG